SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Williams Energy Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

969491109

(CUSIP Number)

Lonny Townsend

WEG Acquisitions, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(877) 934-6571

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WEG ACQUISITIONS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF/OO (Contribution from partners)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,590,312*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,590,312*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WEG ACQUISITION MANAGEMENT, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,590,312*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,590,312*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). C/R ENERGY GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RIVERSTONE HOLDINGS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CARLYLE INVESTMENT MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TC GROUP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TCG HOLDINGS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

CUSIP No. 969491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN PARTNERS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,590,312*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,590,312*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,590,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 53.7%*

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and other classes of limited partner interests of the Issuer that are convertible into Common Units.  See Item 1.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Williams Energy Partners L.P., a Delaware limited partnership (the “Issuer”).  The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172.  The total number of Common Units reported as beneficially owned in this Schedule 13D is 14,590,312, which constitutes approximately 53.7% of the total number of Common Units outstanding.  This number and percentage includes class B common units (the “Class B Units”), and subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6.  The beneficial ownership reported in this Schedule 13D assume that at June 17, 2003 there were 13,679,694 Common Units  outstanding, 7,830,924 Class B Units  outstanding and 5,679,694 Subordinated Units outstanding. The Common Units, Class B Units and Subordinated Units each represent limited partner interests in the Issuer

Item 2.	Identity and Background

(a)                                  This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)                                     WEG Acquisitions, L.P., a Delaware limited partnership (“Buyer”);

(ii)                                  WEG Acquisition Management, LLC, a Delaware limited liability company (the “Buyer GP,” and collectively with Buyer, the “Buyer Entities”);

(iii)                               Carlyle/Riverstone MLP Holdings, L.P., a Delaware limited partnership (“C/R MLP”);

(iv)                              Carlyle/Riverstone Energy Partners II, L.P., a Delaware limited partnership (“C/R EP”);

(v)                                 C/R Energy GP II, LLC, a Delaware limited liability company (“C/R GP”);

(vi)                              Riverstone Holdings LLC, a Delaware limited liability company (“Riverstone”);

(vii)                           Carlyle Investment Management, L.L.C., a Delaware limited liability company (“CIM”);

(viii)                        TC Group, L.L.C., a Delaware limited liability company (“TC Group”);

(ix)                                TCG Holdings, L.L.C., a Delaware limited liability company (“TCG Holdings,” and collectively with C/R MLP, C/R EP, C/R GP, Riverstone, CIM, and TC Group, the “C/R Entities”);

(x)                                   Madison Dearborn Capital Partners IV, L.P., a Delaware limited partnership (“MDCP IV”);

(xi)                                Madison Dearborn Partners IV, L.P., a Delaware limited partnership (“MDP IV”); and

(xii)                             Madison Dearborn Partners, L.L.C., a Delaware limited liability company (“MDP,” and collectively with MDCP IV and MDP IV, the “MDP Entities”).

All of the Buyer Entities, C/R Entities and MDP Entities are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) (i) The address of the principal business office of each of the Buyer Entities is as follows:
c/o WEG Acquisitions, L.P. One Williams Center Tulsa, Oklahoma 74172

(ii)                                  The address of the principal business office of Riverstone is as follows:

1 Greenwich Office Park

Greenwich, Connecticut 06831

(iii)                               The address of the principal business office of each of the C/R Entities, with the exception of Riverstone, is as follows:

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W.

Suite 220 South

Washington, D.C. 20004-2505

(iv)                              The address of the principal business office of each of the MDP Entities is as follows:

Three First National Plaza

Suite 3800

Chicago, Illinois 60602

(c)                                  (i)                                     The Buyer was formed to purchase the Common Units, Class B Units, and Subordinated Units and the general partner of the Issuer, and Buyer is the sole record owner of the Common Units, including the underlying Class B Units and Subordinated Units, reported as beneficially owned in this Schedule 13D.   Buyer GP was formed to be the general partner of the Buyer.

(ii)                                  MDCP IV is a private equity investment fund and its principal business is investing in securities. MDCP IV is one of two managing members of Buyer GP.  MDP IV’s principal business is serving as the general partner of MDCP IV.  MDP’s principal business is serving as the general partner of MDP IV.

(iii)                               Each of the C/R Reporting Entities other than CIM is a private equity investment fund or an affiliate thereof.  C/R MLP was formed to be a managing member of Buyer GP and a limited partner of Buyer.  C/R EP’s principal business is serving as the general partner of private equity investment funds.  C/R GP’s principal business is serving as the general partner of C/R EP.  Riverstone is a member of C/R GP.  CIM is an investment adviser registered under the Investment Advisers Act of 1940, as amended.  Riverstone and CIM each act as investment advisors to C/R GP with authority and responsibility to direct the investment of certain assets.   TC Group is the sole managing member of CIM.  TCG Holdings is the sole managing member of TC Group.

(d)-(e)               None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to that certain Purchase Agreement, dated as of April 18, 2003, as amended by Amendment No. 1 thereto dated as of May 5, 2003 (as amended, the “Purchase Agreement”), among the Buyer, Williams Energy Services, LLC, a Delaware limited liability company (“WES”), Williams Natural Gas Liquids, Inc., a Delaware corporation (“WNGL”), and Williams GP LLC, a Delaware limited liability company (the “Old Company,” and collectively with WES and WNGL, the “Sellers”), the Buyer agreed to buy and the Sellers agreed to sell, all of the Sellers’ limited partner interests in the Issuer and all of the membership interests in the Issuer’s general partner, WEG GP LLC (the “Issuer GP”).

On June 17, 2003 (the “Closing”), Buyer acquired 1,079,694 Common Units, 5,679,694  Subordinated Units and 7,830,924 Class B Units of the Issuer, together with all of the membership interests in the Issuer GP (the “Acquisition”).

The Buyer paid the Sellers an aggregate of approximately $509.9 million in cash at the Closing.  The purchase price for the Acquisition also consists of the following consideration:

(i)                                     a second payment of up to approximately $1.9 million, constituting a portion of the cash distribution to Buyer in respect of the units for the quarterly period ending June 30, 2003.  The total amount of such second payment will equal 15/91 times 14,590,312 (the total number of units purchased by Buyer) times the quarterly distribution paid per unit by the Issuer for the quarterly period;

(ii)                                  a third possible payment from the sale, if any, by the Buyer of the first 5,000,000 Common Units or Class B Units after the Closing equal to 85% of the amount, if any, by which the proceeds received by the Buyer (net of any underwriting commissions, placement fees or other offering expenses payable by the Buyer) exceeds $37.50 per Common Unit or Class B Unit.  This third payment is capped at a maximum of $20,000,000; and

(iii)                               the Buyer’s assumption at the Closing of WES’ obligations to indemnify the Issuer GP, the Issuer and the Issuer’s subsidiaries for certain environmental remediation obligations in an aggregate amount of up to approximately $21.9 million.

The Buyer financed the first payment of approximately $509.9 million through a combination of equity contributions from its limited partners and proceeds from a $200 million discounted funded amount senior secured credit agreement entered into at the Closing by and among the Buyer, the lenders from time to time parties thereto (the “Lenders”), Lehman Brothers Inc., as arranger, Lehman Commercial Paper Inc., as syndication agent, and Lehman Commercial Paper Inc., as administrative agent (the “Credit Agreement”).

Item 4.	Purpose of Transaction
The Buyer entered into the Acquisition for investment purposes. The following describes plans or proposals, including those in connection with the Acquisition, that the Reporting

Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)                                  (i)                                     Subject to the terms and conditions of the Second Amended and Restated Partnership Agreement of the Issuer, as amended (the “Issuer Partnership Agreement”), the Issuer GP and its affiliates have the right to cause the Issuer to register for resale under the Securities Act  of 1933, as amended (the “Securities Act”) and applicable state securities laws any limited partner units that they hold.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.  The Buyer has exercised such right and requested the Issuer to file a registration statement (the “Resale Shelf”) to register all of the Common Units (including Common Units issuable upon the Conversion of the Class B Units and Subordinated Units), Class B Units and Subordinated Units owned by Buyer for resale to the public.  The Buyer may sell units so registered from time to time in the future.

(ii)                                  The information set forth in Item 3 of this Schedule 13D with respect to the third payment of the Purchase Price is hereby incorporated by reference herein.

(iii)                               As provided in the Issuer Partnership Agreement, the Buyer has requested that the Issuer seek unitholder approval for the conversion of the Class B Units into Common Units.

(b)                                 None.

(c)                                  None.

(d)                                 It was a condition to the Closing that designees or nominees of the Buyer constitute a majority of the members of the board of directors of the Issuer GP.  One director resigned on April 22, 2003 and was not replaced.  Of the remaining six directors, five resigned effective immediately prior to or upon the Closing. The sixth director, Don R. Wellendorf, the President and Chief Executive Officer of the Issuer GP, continues to serve as a director of the Issuer GP.  Four of the six vacancies created by these resignations were filled at the Closing through the appointment of individuals affiliated with the MDP Entities and certain of the C/R Entities.   In addition, as soon as practicable, the Buyer intends to expand the size of the board to eight members and appoint three additional directors who satisfy the “independence” requirements of the New York Stock Exchange and the Securities and Exchange Commission (the “SEC”).    Most of the pre-Acquisition executive officers of the Issuer GP have continued in those capacities following the Acquisition.

(e)                                  None.

(f)                                    None.

(g)                                 (i)                                     In connection with the Acquisition, the board of directors of the Issuer GP and the Buyer, as the sole member of the Issuer GP, adopted the Third Amendment to Limited Liability Company Agreement of WEG GP LLC (the “Third Amendment”).  Among other provisions, the Third Amendment requires the approval of Buyer, as the sole member of the Issuer GP, prior to the board of directors taking certain actions with respect to extraordinary matters that would, or would reasonably be expected to have, a direct or indirect material affect on the Buyer’s membership interest in the Issuer GP.  These extraordinary matters include (i) commencement of any action relating to bankruptcy, insolvency, reorganization or relief of debtors by the Issuer GP, the Issuer or a material subsidiary of either; (ii) a merger, consolidation, recapitalization or similar transaction involving the Issuer GP, the Issuer or a material subsidiary of either; (iii) a sale, exchange or other transfer not in the ordinary course of business of a substantial portion of the assets of the Issuer GP or the Issuer, viewed in each case on a consolidated basis, in one or a series of related transactions; (iv) dissolution or liquidation of the Issuer GP or the Issuer; (v) a material amendment of the Issuer Partnership Agreement; and (vi) a material change in the amount of the quarterly distribution made on the Common Units or the payment of a material extraordinary distribution.

(ii)                                  At the Closing, the Buyer, The Williams Companies, Inc. (“Williams”), WES and WNGL entered into a new omnibus agreement (the “New Omnibus Agreement”).  The New Omnibus Agreement provides, inter alia, for (A) limitations through 2010 on the amount of general and administrative expenses for which the Issuer is required to reimburse the Buyer and its affiliates, (B) a non-competition clause prohibiting the Buyer and its subsidiaries (including the Issuer GP) from engaging in or acquiring certain businesses competing with the Issuer until June 2005 and (C) the continuation of certain obligations of Williams or its affiliates to indemnify the Issuer for certain liabilities.  Upon a Change of Control (as defined in the New Omnibus Agreement) of the Issuer GP or Buyer, the provisions described above will automatically terminate.

(h)                                 None.

(i)                                     None.

(j)                                     Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b)               (i)                                     Buyer is the sole record owner of, and has the sole power to vote and dispose of 1,079,694 Common Units, 7,830,924 Class B Units which are convertible, into an equal number of Common Units and 5,679,694  Subordinated Units which are convertible into an equal number of Common Units, representing, on an as-converted basis, an aggregate 14,590,312 Common Units (53.7%).

(ii)                                  Buyer GP does not directly own any Units.  By virtue of being the sole general partner of Buyer, Buyer GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(iii)                               C/R MLP does not directly own any Units.  By virtue of being one of two managing members of Buyer GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(iv)                              MDCP IV does not directly own any Units.  By virtue of being one of two managing members of Buyer GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(v)                                 C/R EP does not directly own any Units.  By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(vi)                              MDP IV does not directly own any Units.  By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(vii)                           C/R GP does not directly own any Units.  By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(viii)                        MDP does not directly own any Units.  By virtue of being the sole general partner MDP IV, MDP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(ix)                                Riverstone does not directly own any Units.  By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(x)                                   CIM does not directly own any Units.  By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM  may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(xi)                                TC Group does not directly own any Units.  By virtue of being the sole managing member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(xii)                             TCG Holdings does not directly own any Units.  By virtue of being the sole managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 14,590,312 Common Units (53.7%).

(c)                                  Other than in connection with the Acquisition, none.

(d)                                 (i)                                     The information with respect to the second and third payment of the purchase price set forth in subsections (i) and (ii) to Item 3 of this Schedule 13-D is hereby incorporated herein.

(ii)                                  Pursuant to the terms of the Credit Agreement (as defined herein), the various Lenders have the right to 50% of the net proceeds of any sale by Buyer of any Common Units (including, without limitation,  any Common Units arising from conversion of Class B Units or Subordinated Units), Class B Units, Subordinated Units or any redemption by the Issuer of any Units from Buyer.   Additionally, subject to certain leverage ratio tests, the Lenders have the right to up to 100% of the cash distributed by the Issuer to Buyer in respect of the Units (after an allowance to pay principal, interest and fees relating to the loan and certain other payments, such as operating expenses and on-going legal expenses).

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Buyer Partnership Agreement and Limited Liability Company Agreement of Buyer GP

Pursuant to the Amended and Restated Limited Partnership Agreement of Buyer and the Amended and Restated Limited Liability Company Agreement of Buyer GP, management of the affairs of Buyer, which would include the voting of and disposition of the units, is vested in the Board of Managers of Buyer GP.

Issuer Partnership Agreement

Pursuant to the terms of the Issuer Partnership Agreement, upon the request of the Buyer, as the sole holder of the Class B Units, and upon approval of the holders of a majority of the Common Units voting at a meeting of the unitholders, the Class B Units will convert into an equal number of Common Units.  If the approval of the conversion by the Common unitholders is not obtained within 120 days of any such request, the Buyer, as the sole holder of the Class B Units, will be entitled to receive distributions with respect to such Class B Units, on a per unit basis, equal to 115% of the amount of the distributions paid on a Common Unit.  Under the terms of the Issuer Partnership Agreement, the Class B Units generally have no voting rights, except with respect to amendments to the Issuer Partnership Agreement that would have a material adverse effect on the rights or preferences of the Class B Units in relation to other classes of partnership interests.  No Class B Unit is deemed outstanding for the purpose of determining any vote or quorum.

Pursuant to the terms of the Issuer Partnership Agreement, one quarter of the Subordinated Units may convert to Common Units on a one-for-one basis after December 31, 2003 if the Issuer meets the conversion tests set forth in the Issuer Partnership Agreement.  It is anticipated that the Issuer will meet the first early conversion test, resulting in the conversion of one-quarter of its outstanding Subordinated Units into Common Units as of December 31, 2003.  If the Issuer GP is removed in certain circumstances, all of the Subordinated Units will convert automatically into an equal number of Common Units.  Under the terms of the Issuer Partnership Agreement, the Subordinated Units generally count as one-half of a unit and are entitled to one-half of a vote on each matter with respect to which the Common Units are entitled to vote.   Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Credit Agreement

The information set forth in Item 3 and subparagraph (iii) of subparagraph (d) of Item 5 of this Schedule 13D is hereby incorporated herein. Pursuant to Sections 5.11 and 5.12 of the Credit Agreement, attached here to as Exhibit D, the Buyer is obligated to promptly exercise its rights under the Issuer Partnership Agreement to have a vote for conversion of the Class B Units into Common Units and to cause registration under the Securities Act of 1933 of (i) the Common

Units, (ii) the Class B Units, and, in certain circumstances, (iii) the Subordinated Units, in each case as acquired by Buyer in the Acquisition or subsequently acquired by Buyer through conversion of the Class B Units or the Subordinated Units.    The units have been pledged as collateral under the Credit Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit A —                               Joint Filing Agreement.*

Exhibit B —                                 Purchase Agreement, dated as of April 18, 2003 (filed as Exhibit 99.2 to the Issuer’s Form 8-K filed April 21, 2003).

Exhibit C —                                 Amendment No. 1, dated as of May 5, 2003, to the Purchase Agreement (filed as Exhibit 99.1 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit D —                                Credit Agreement.*

Exhibit E —                                  Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated September 30, 2002 (filed as Exhibit 10.3 to the Issuer’s Form 10-Q filed November 14, 2002).

Exhibit F —                                  Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated November 15, 2002 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed November 19, 2002).

Exhibit G —                                 Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated November 15, 2002 (filed as Exhibit 3.2 to the Issuer’s Form 8-K filed November 19, 2002).

Exhibit H —                                Limited Liability Company Agreement of the Issuer GP, dated November 15, 2002 (filed as Exhibit 3.3 to the Issuer’s Form 8-K filed November 19, 2002).

Exhibit I —                                     First Amendment to Limited Liability Company Agreement of the Issuer GP, dated March 3, 2003 (filed as Exhibit 3(h) to the Issuer’s Form 10-K filed March 21, 2003).

Exhibit J —                                    Second Amendment to Limited Liability Company Agreement of the Issuer GP, dated as of June 17, 2003 (filed as Exhibit 3.1 to the Issuer’s Form 8 K filed June 17, 2003).

Exhibit K —                                Third Amendment to Limited Liability Company Agreement of WEG GP LLC, dated as of June 17, 2003 (filed as Exhibit 3.2 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit L —                                  New Omnibus Agreement (filed as Exhibit 10.3 to the Issuer’s Form  8 K filed June 17, 2003).

* Filed Herewith

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 26, 2003

WEG ACQUISITIONS, L.P.

	By:	WEG Acquisition Management, LLC
Its: General Partner

		By:	/s/ John D. Chandler
Name: John D. Chandler
Title: Chief Financial Officer, Vice President and Treasurer

WEG ACQUISITION MANAGEMENT, LLC

		By:	/s/ John D. Chandler
Name: John D. Chandler
Title: Chief Financial Officer, Vice President and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

C/R ENERGY GP II, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

RIVERSTONE HOLDINGS, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
Name: Pierre F. Lapeyre, Jr.
Title: Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its: General Partner

	By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Justin S. Huscher
Name: Justin S. Huscher
Title: Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its: General Partner

	By:	/s/ Justin S. Huscher
Name: Justin S. Huscher
Title: Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Justin S. Huscher
Name: Justin S. Huscher
Title: Managing Director

SCHEDULE A

The following individuals are members of the board of managers of WEG Acquisition Management, LLC:  Patrick C. Eilers, Justin S. Huscher, Pierre F. Lapeyre, Jr. and David M. Leuschen. Such individuals expressly disclaim beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o WEG Acquisitions, L.P., One Williams Center, Tulsa, Oklahoma 74172.

The following individuals are officers of Madison Dearborn Partners, L.L.C., the general partner of Madison Dearborn Partners IV, L.P., which is the general partner of Madison Dearborn Capital Partners IV, L.P.:  Paul R. Wood, Thomas R. Reusché, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, William J. Hunckler III, James N. Perry, Jr., Justin S. Huscher, Benjamin D. Chereskin, Timothy P. Sullivan, Nicholas W. Alexos, Robin P. Selati, Mary E. Jordan, Katherine M. Kloss, Thomas E. McDonough, Mary E. Cummins and Michael J. Wilson. Such individuals expressly disclaim beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Madison Dearborn Partners, L.L.C., Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

The following individuals are members of the managing committee of C/R Energy GP II, LLC: Pierre F. Lapeyre, Jr., David M. Leuschen, Michael Hoffman, John Lancaster, Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Daniel F. Ackerson. Such individuals expressly disclaim beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States. The business address of Pierre F. Lapeyre, Jr., David M. Leuschen, Michael Hoffman and John Lancaster is c/o Riverstone Holdings LLC, 1 Greenwich Office Park, Greenwich, Connecticut 06831.   The business address of Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Daniel F. Ackerson is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W. Suite 200 South, Washington, D.C. 20004-2505.

The following individuals are executive officers of Riverstone Holdings LLC: Pierre F.  Lapeyre, Jr., David M. Leuschen and Jim Derryberry.  Such individuals expressly disclaim beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Riverstone Holdings LLC, 1 Greenwich Office Park, Greenwich, Connecticut 06831.

William E. Conway, Jr., Daniel A. D’Aniello, and David M. Rubenstein, are managing members  of TCG Holdings.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W. Suite 200 South, Washington, D.C. 20004-2505.

Leslie L. Armitage, James A. Attwood, James A. Baker, III, Afsaneh Beshloss, Frank C. Carlucci, Peter J. Clare, William E. Conway, Jr., Daniel Cummings, W. Robert Dahl, Daniel A. D’Aniello, Richard G. Darman, Louis V. Gerstner, Jr., Robert E. Grady, John F. Harris, Allan M. Holt, Anthony Jansz, William Kennard, Michael B. Kim, Gregory S. Ledford, Jean-Pierre Millet, Jerome H. Powell, Bruce E. Rosenblum, David M. Rubenstein, Robert G. Stuckey, Claudius E. Watts,

Sch-A-1

Xiang-Dong Yang, Glenn A. Youngkin, Gregory M. Zeluck and Michael J. Zupon are executive officers of TC Group.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals are also executive officers and members of TCG Holdings.  Each of these individuals is a citizen and resident of the United States, except Anthony Jansz, who is a citizen of Australia, Jean-Pierre Millet, who is a citizen of France, and Afsaneh Beshloss, who is a citizen of Iran.  The business address of such individuals is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W. Suite 200 South, Washington, D.C. 20004-2505.

Sch-A-2